Filed pursuant to Rule 424(b)(3)

Registration No. 333-175989

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

SUPPLEMENT NO. 5 DATED DECEMBER 17, 2014

TO THE PROSPECTUS DATED APRIL 11, 2014

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Dividend Capital Diversified Property Fund Inc., dated April 11, 2014, as supplemented by Supplement No. 1, dated November 13, 2014, Supplement No. 2, dated December 1, 2014, Supplement No. 3, dated December 8, 2014, and Supplement No. 4, dated December 10, 2014 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. The purpose of this Supplement is to disclose the adoption of the Second Amended and Restated Class A, W and I Share Redemption Program.

Second Amended and Restated Class A, W and I Share Redemption Program

The following disclosure updates the “Description of Capital Stock – Class A, Class W and Class I Share Redemption Program” section of the Prospectus and all similar disclosure in the Prospectus.

On December 4, 2014, our board of directors adopted the Second Amended and Restated Class A, W and I Share Redemption Program (the “Amended AWI SRP”). The Amended AWI SRP will become effective on January 1, 2015.

Under the Amended AWI SRP, a quarterly cap is now imposed on the aggregate “net redemptions” of our Class A, Class W and Class I share classes equal to the amount of shares of such classes with a value (based on the redemption price per share on the day the redemption is effected) of up to 5% of the aggregate NAV of the outstanding shares of such classes as of the last day of the previous calendar quarter (the “Amended Quarterly Cap”). We use the term “net redemptions” to mean, for any quarter, the excess of our share redemptions (capital outflows) of our Class A, Class W and Class I share classes over the share purchases net of sales commissions (capital inflows) of such classes in this offering (including purchases made pursuant to our distribution reinvestment plan). Measuring redemptions on a net basis will allow us to provide our stockholders with more liquidity during quarters when we are experiencing inflows of capital. On any business day during a calendar quarter, the maximum amount available for redemptions under the Amended Quarterly Cap will be equal to (1) 5% of the NAV of our outstanding Class A, Class W and Class I shares, calculated as of the last day of the previous calendar quarter, plus (2) proceeds from sales of new Class A, Class W and Class I shares in this offering (including reinvestment of distributions but net of sales commissions) since the beginning of the current calendar quarter, less (3) proceeds paid to redeem shares of such classes since the beginning of the current calendar quarter through the prior business day. The Amended Quarterly Cap will be monitored each business day by us based on reports from our transfer agent, which will provide daily updated information on the proceeds from sales of new shares and the redemption proceeds paid by us. If the Amended Quarterly Cap is reached during a given day, redemptions will be satisfied pro rata on that day and we will no longer redeem shares for the remainder of the quarter, regardless of additional share purchases by investors for the remainder of such quarter.

However, for each future quarter, our board of directors reserves the right to choose whether the Amended Quarterly Cap will be applied to “gross redemptions,” meaning, for any class and any quarter, amounts paid to redeem shares of such class since the beginning of such calendar quarter, or “net redemptions.” In order for the board of directors to change the application of the Amended Quarterly Cap from net redemptions to gross redemptions or vice versa, we will notify stockholders through a prospectus supplement and/or a special or periodic report filed with the Commission, as well as in a press release or on our website, at least 10 days before the first business day of the quarter for which the new test will apply.

In addition, for each future quarter, our board of directors reserves the right to choose whether the Amended Quarterly Cap and the “net redemptions” test will be applied to our Class A, Class W and Class I shares on a class-specific basis rather than on the aggregate basis described above. If our board of directors chooses to have the Amended Quarterly Cap and the “net redemptions” test apply on a class-specific basis, then “net redemptions” of our Class A, Class W and Class I share classes will mean, for any class and any quarter, the excess of our share redemptions (capital outflows) of such class over the share purchases net of sales commissions (capital inflows) of such class in this offering (which includes purchases through our distribution reinvestment plan). Further, the Amended Quarterly Cap will mean a quarterly cap on the “net redemptions” of each of our Class A, Class W and Class I share classes equal to the amount of shares of such class with an aggregate value (based on the redemption price per share on the day the redemption is effected) of up to 5% of the NAV of the outstanding shares of such class as of the last day of the previous calendar quarter. In order for the board of directors to change the application of the Amended Quarterly Cap and the “net redemptions” test from being applied to our Class A, Class W and Class I shares on an aggregate basis among Class A, Class W and Class I shares, taken together, to a class-specific basis, or vice versa, we will notify stockholders through a prospectus supplement and/or a special or periodic report filed with the Commission, as well as in a press release or on our website, at least 10 days before the first business day of the quarter for which the new test will apply.

The Amended AWI SRP also clarifies that no assurance can be given that we will maintain the allocation to liquid assets intended to generally be maintained under normal circumstances, as described in the plan.

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